UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-9356

Buckeye Partners, L.P.

(Exact name of registrant as specified in its charter)

Delaware	23-2432497
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

One Greenway Plaza

Suite 600

Telephone: (832) 615-8600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited partner units representing limited partnership interests

(Title of each class of securities covered by this Form)

4.875% Notes due February 1, 2021

4.150% Notes due July 1, 2023

4.350% Notes due October 15, 2024

3.950% Notes due December 1, 2026

4.125% Notes due December 1, 2027

6.750% Notes due August 15, 2033

5.850% Notes due November 15, 2043

5.600% Notes due October 15, 2044

6.375% Junior Notes due January 22, 2078

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

* On May 1, 2019, the Registrant entered into an Agreement and Plan of Merger with Hercules Intermediate Holdings LLC, a Delaware limited liability company (“Parent”), Hercules Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), Buckeye Pipe Line Services Company, a Pennsylvania corporation, and Buckeye GP LLC, a Delaware limited liability company and the general partner of the Registrant, pursuant to which, on November 1, 2019, Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger as a subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2019

BUCKEYE PARTNERS, L.P.

By:	Buckeye GP LLC, its General Partner
/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and Secretary